1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated October 12, 2009

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐                    No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2009/12/09

Chunghwa Telecom Co., Ltd.

By:	/S/ JOSEPH C.P. SHIEH
Name:	Joseph C.P. Shieh
Title:	Senior Vice President CFO

Exhibit

Exhibit	Description

1. Announcement on 2009/09/21:	Explanation of the report about cross-strait telecom fixed-line leaders’ co-investment in ICT company

2. Announcement on 2009/09/21:	Chunghwa Telecom is going to hold a non-deal road show

3. Announcement on 2009/09/23:	To announce the disposal of Parvest Euro Bond Fund

4. Announcement on 2009/09/29:	The amendment of Annual Report 2008

5. Announcement on 2009/10/02:	To announce Board Meeting material resolution on behalf of subsidiary

6. Announcement on 2009/10/02:	GigaMedia withdrawing lawsuit of claiming amends on patent tort against Chunghwa

7. Announcement on 2009/10/09:	Chunghwa Telecom announced its unaudited revenue for September 2009

8. Announcement on 2009/10/09:	September 2009 sales

EXHIBIT 1

Explanation of the report about cross-strait telecom fixed-line leaders’ co-investment in ICT company

Date of events: 2009/09/21

Contents:

1. Name of the reporting media: Commercial Times

2. Date of the report: 2009/09/21

3. Content of the report: Cross-strait telecom fixed-line leaders plan to co-invest in ICT company

4. Summary of the information provided by investors: None

5. Company’s explanation of the reportage or provided information: HiNet, the ISP of Chunghwa Telecom, and a subsidiary of China Telecom are under discussion of IENet testing, aiming to evaluate potential opportunities and local business model. CHT follows its internal procedure to evaluate each investment project. The company has no comment on the report at this point.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 2

Chunghwa Telecom is going to hold a non-deal road show

Date of events: 2009/09/21

Contents:

1. Date of the investor/press conference: 2009/09/22~2009/09/23

2. Location of the investor/press conference: Hong Kong

3. Financial and business related information: Please refer to http://newmops.tse.com.tw/

4. Any other matters that need to be specified: none

EXHIBIT 3

To announce the disposal of Parvest Euro Bond Fund

Date of events: 2009/09/23

Contents:

1. Name and nature of the subject matter (if preferred shares, the terms and conditions of issuance shall also be indicated, e.g. dividend yield): Parvest Euro Bond Fund

2. Date of occurrence of the event: 2009/09/03~2009/09/23

3. Volume, unit price, and total monetary amount of the transaction: Volume: 39,406.28 units; Unit price: EUR 171.29 ~171.54; Total monetary amount of the transaction: NT$320,788,700

4. Counterpart to the trade and its relationship to the Company (if the trading counterpart is a natural person and furthermore is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): BNP Paribas Asset Management; Relationship: none

5. Where the counterpart to the trade is an actual related party, a public announcement shall also be made of the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer, and date of acquisition: N/A

6. Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: N/A

7. Matters related to the creditor’s rights currently being disposed of (including types of collateral of the disposed creditor’s rights; if the creditor’s rights are creditor’s rights toward a related person, the name of the related person and the book amount of the creditor’s rights toward such related person currently being disposed of must also be announced): N/A

8. Anticipated profit or loss from the disposal (not applicable in cases of acquisition of securities) (where originally deferred, the status or recognition shall be stated and explained): NT$33,388,700

9. Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important stipulations: Cash payment based on NAV on the deal date; None; None

10. The manner in which the current transaction was decided, the reference basis for the decision on price, and the decision-making department : The transaction was based on the fund’s NAV on the deal date; The price was based on the fund’s NAV announced by the fund management company; Finance Dept.

11. Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): volume: 0 units; amount: NT$0; shareholding percentage: 0%

12. Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operating capital as shown in the most recent financial statement: 0% of total assets; 0% of total shareholder’s equity; NT$36,741,228,000

13. Broker and broker’s fee: N/A

14. Concrete purpose or use of the acquisition or disposition: Short-term investment

15. Net worth per share of company underlying securities acquired or disposed of: NT$8,205.27

16. Do the directors have any objection to the present transaction?: N/A

17. Has the CPA issued an opinion on the unreasonableness of the price of the current transaction?: No

18. Any other matters that need to be specified: Due to the NAV of fund on trade day is not available, therefore, this announcement is depending on the latest NAV notified by the asset management company to calculate.

EXHIBIT 4

The amendment of Annual Report 2008

Date of events: 2009/09/29

Contents:

1. Date of occurrence of the event: 2009/09/29

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: To amend the Annual Report 2008 on pages 32, 35, 42, 88, 91, 107, 168, 270, 278, and 282.

6. Countermeasures: The amendment of annual report was uploaded to Market Observation Post System.

7. Any other matters that need to be specified: None

EXHIBIT 5

To announce Board Meeting material resolution on behalf of subsidiary

Date of events: 2009/10/02

Contents:

1. Date of occurrence of the event: 2009/10/02

2. Company name: Light Era Development Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Affiliate company

4. Reciprocal shareholding ratios: 100%

5. Cause of occurrence: The Board resolved to acquire 100% stake of Yao Jung Real Estate Company. It also authorized the chairman to negotiate the shareholding purchase contract with the counterparty and preceded all necessary procedures afterwards.

6. Countermeasures: None

7. Any other matters that need to be specified: None

EXHIBIT 6

GigaMedia withdrawing lawsuit of claiming amends on patent tort against Chunghwa

Date of events: 2009/10/02

Contents:

1. Date of occurrence of the event: 2009/10/02

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: GigaMedia withdrew the civil lawsuit of claiming amends on patent tort against Chunghwa

6. Countermeasures: None

7. Any other matters that need to be specified: The company announced on June 18, 2008 the case of claiming amends of NT$500 million on patent tort by GigaMedia.

EXHIBIT 7

Chunghwa Telecom announced its unaudited revenue for September 2009

Date of events: 2009/10/09

Contents:

1. Date of occurrence of the event: 2009/10/09

2. Company name: Chunghwa Telecom Co., Ltd.

3. Relationship to the Company (please enter “head office” or “affiliate company”): Head office

4. Reciprocal shareholding ratios: N/A

5. Cause of occurrence: For the month of September 2009, total revenue increased by 0.8% year-over-year to NT$15.65 billion. Operating income for the month was NT$4.32 billion, net income NT$3.69 billion, EPS NT$0.35. For the first nine months this year, total revenue decreased by 2.5% year-over-year to NT$136.60 billion, operating income was NT$42.15 billion, net income NT$33.18 billion, EPS NT$3.11.

6. Countermeasures: None

7. Any other matters that need to be specified: To exclude the factor of increasing capital, the normalized EPS for September and first nine months are NT$0.38 and NT$3.42 respectively.

EXHIBIT 8

Chunghwa Telecom

October 09, 2009

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Sep 2009

1) Sales volume (NT$ Thousand)

Period	Items	2009	2008	Changes	%
Sep	Invoice amount	17,442,865	17,358,733	(+) 84,132	(+) 0.48%
Sep	Invoice amount	150,877,834	158,630,461	(-) 7,752,627	(-) 4.89%
Sep	Net sales	15,647,398	15,515,861	(+) 131,537	(+) 0.85%
Sep	Net sales	136,596,459	140,057,485	(-) 3,461,026	(-) 2.47%

b Trading purpose: None